Mail Stop 4561

December 11, 2008

VIA U.S. MAIL AND FAX (612) 374-4718

Mr. James B. Kylstad
Chief Executive Officer
Why USA Financial Group, Inc.
2801 S. Wayzata Boulevard, Suite 100
Minneapolis, MN 55405

> **Re:** **Why USA Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed May 6, 2008**
> **File No. 000-30601**

Dear Mr. Kylstad:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Note 1. Impairment of Long-Lived Assets, page 7

1. Please tell us whether or not goodwill was analyzed for impairment during 2008 and if not, why. We note that you test goodwill annually in the fourth quarter, and earlier if circumstances indicate that impairment has occurred. We note that revenues from your mortgage brokerage business declined an additional 56% for the nine months ended September 30, 2008 in comparison to the same period in the prior year, and net operating loss increased by 55% for that period in comparison to the prior year.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

2. In future filings, please revise any discussion which may mislead investors to
consider your financial outlook to be stronger than it really is. Specifically, the
statements in your overview that you believe that with the acquisitions of
Discover Mortgage and TCS Mortgage, you may soon reach the size and scope of
business that will produce continued growth in revenues and cash flows, and that
for various reasons you expect to begin showing operating income, appear to be
misleading, especially as the acquisitions referred to took place over 5 years ago,
and your revenues have been consistently declining since 2004. Additionally, in
your discussion of revenues in your 2007 10-K, you stated that you had stabilized
yourself for 2008 and were experiencing a growing demand for FHA insured
loans. Despite revenues in your mortgage brokerage segment declining
dramatically in the first nine months of 2008, your discussion of revenues for the
nine months ended September 30, 2008 indicates again that you have stabilized
yourself for 2008 and are experiencing a growing demand for FHA insured loans,
and that you believe revenues will soon be increasing on a quarter to quarter
basis.

Liquidity and Capital Resources, page 19

3. Please revise your liquidity discussion in your next filing to provide a more
comprehensive explanation of how you anticipate you will be able to fund your
operations for the next 12 months, rather than just listing all of the ways possible.
It appears that your primary source of cash going forward will be from further
investment by directors of the company. Please clarify whether or not this is the
case, and whether these directors have made any commitments to you to provide
additional funding in the future as it may be needed. Additionally, discuss
whether or not there are any other realistic means for you to continue funding
your cash expenditures going forward if the directors of the company were to not
provide additional capital.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief